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                                                                      EXHIBIT 12

           Burlington Northern Santa Fe Corporation and Subsidiaries
               Computation of Ratio of Earnings to Fixed Charges
                      (In Millions, Except Ratio Amounts)
                                  (Unaudited)

Year Ended,                                                              1999        1998        1997        1996        1995
------------------------------------------------------------------------------      ------      ------      ------      ------
Earnings:
  Pre-tax income                                                        $1,819      $1,849      $1,404      $1,440      $  334

  Add:
      Interest and fixed charges, excluding capitalized interest           387         354         344         301         220

      Portion of rent under long-term operating leases representative
         of an interest factor                                             182         202         183         179         129

  Amortization of capitalized interest                                       5           4           3           3           1

  Less:  Undistributed equity in earnings of investments accounted
            for under the equity method                                     13          18          17           5          27
                                                                        ------      ------      ------      ------      ------

  Total earnings available for fixed charges                            $2,380      $2,391      $1,917      $1,918      $  657
                                                                        ======      ======      ======      ======      ======

Fixed charges:

  Interest and fixed charges                                            $  400      $  371      $  362      $  314      $  227

  Portion of rent under long-term operating leases representative
      of an interest factor                                                182         202         183         179         129
                                                                        ------      ------      ------      ------      ------
  Total fixed charges                                                   $  582      $  573      $  545      $  493      $  356
                                                                        ======      ======      ======      ======      ======

Ratio of earnings to fixed charges                                       4.09x       4.17x       3.52x(1)    3.89x       1.85x(1)
                                                                        ======      ======      ======      ======      ======

     (1) Earnings for the years ended December 31, 1997 and 1995, include special charges principally related to employee merger and separation costs of $90 million and $735 million (before-tax, respectively). Excluding these charges, the ratio for the years ended December 31, 1997 and 1995 would have been 3.68x and 3.91x, respectively.